Exhibit 99.2

M/A-COM Technology Solutions Holdings, Inc.	MTSI	Q4 2013 Earnings Call	Nov. 5, 2013
Company▲	Ticker▲	Event Type▲	Date▲

■	MANAGEMENT DISCUSSION SECTION

Operator: Good afternoon, and welcome to the M/A-COM Technology Solutions Fourth Quarter and Fiscal Year 2013 Financial Results Conference Call. At this time, all participants are in a listen-only mode. At the conclusion of today’s conference call, instructions will be given for a question-and-answer session. [Operator Instructions] As a reminder, this call is being recorded today, Tuesday, November 5, 2013.

I will now like to turn the call over to Leanne Sievers, with the Shelton Group, the Investor Relations agency for M/A-COM. Leanne, please go ahead.

Leanne Sievers, EVP of IR, Shelton Group

Good afternoon, and welcome to M/A-COM Technology Solutions fourth quarter and fiscal 2013 earnings conference call. I’m Leanne Sievers, Executive Vice President of Shelton Group, MACOM’s Investor Relations firm. With us today are MACOM’s President and Chief Executive Officer, John Croteau; and Senior Vice President and Chief Financial Officer, Conrad Gagnon.

If you have not received the copy of the press release you can access the copy under the Investor Relations section of M/A-COM’s website at www.macomtech.com. There is also a slide presentation that we’ll be using in conjunction with today’s call that maybe accessed through the webcast link on M/A-COM’s website and is also posted as a PDF in the Investor Relations section.

Before I turn the call over to Mr. Croteau, I’d like to remind our listeners that management’s prepared remarks contain forward-looking statements, which are subject to risks and uncertainties, and management may make additional forward-looking statements in response to your questions.

Therefore, the company claims the protection of the Safe Harbor for forward-looking statements that is contained in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those discussed today. And therefore, we refer you to a more detailed discussion of the risks and uncertainties that could result in those differences in the company’s filings with the Securities and Exchange Commission, including its Form 8-K filed today and its Quarterly Report on Form 10-Q filed on August 5, 2013.

In addition, any projections as to the company’s future performance represent management’s estimate as of today, November 5, 2013. MACOM assumes no obligation to update these projections in the future as market conditions may or may not change.

Additionally, the company’s press release and management statements during this conference call will include discussions of certain non-GAAP measures and financial information. These financial measures and reconciliation to GAAP and non-GAAP results are provided in the company’s press release and related current report on Form 8-K, which was filed with the SEC today and could be found at the Investor Relations section of MACOM’s website. For those of you unable to listen to the entire call at this time, a recording will be available via webcast for 30 days in the Investor Relations section.

And now, I’d like to turn the call over to MACOM’s President and CEO, John Croteau. Mr. Croteau, please go ahead.

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M/A-COM Technology Solutions Holdings, Inc.	MTSI	Q4 2013 Earnings Call	Nov. 5, 2013
Company▲	Ticker▲	Event Type▲	Date▲

John Croteau, President & Chief Executive Officer and Director

Thank you, Leanne. Welcome everyone and thank you for joining us today. I’d like to do today’s call a little differently this quarter. We have some exciting news that accelerates our growth strategy that we believe will be transformative, industry defining, and something that will reshape MACOM for years to come. So, today, we’ll start with Conrad, our CFO running through the results for the quarter followed by the guidance for fiscal Q1. I’ll then provide some additional color on our results and guidance and then dive into the big news. Conrad?

Conrad Gagnon, Chief Financial Officer

Thank you, John, and good afternoon everyone. During the course of my comments as well as those made by John with the exception of revenue, all income statement amounts and percentages will be discussed on a non-GAAP basis. These non-GAAP measures are provided to enhance understanding of our core operating performance and reconciliation of each to the most comparable GAAP measure is included in our earnings press release circulated earlier today for your reference.

With that in mind, let me now begin a review of our financials for the fourth quarter of fiscal 2013. Revenue was $83.7 million, an increase of 2% compared to $82.2 million in the third quarter of 2013 and an increase of 12% compared to $74.6 million in the fourth quarter of 2012.

Revenue for the fourth quarter was within our range of expectations driven primarily by increased sales of our standard catalog products across multimarket and A&D markets. Gross profit in the fourth quarter was $38 million or 45.4% of revenue compared to $37 million or 45% of revenue in the prior quarter, representing a 40 basis point sequential improvement. Gross profit in the prior year quarter was $32.7 million or 43.9%. Our focus continues to be on improving gross margin through increased sales of higher margin products as well as the ongoing benefits of channel and operational efficiencies.

In terms of operating expenses for the fourth quarter, total operating expenses were $21 million, compared to $20.8 million in the prior quarter and $17.4 million in the prior-year quarter. Looking at investments in new products, research and development expense for the fourth quarter was $10.1 million. This compares to R&D expense of $9.7 million in the prior quarter and $7.6 million in the prior-year quarter, which included a $0.9 million of incrementally favorable foreign research credits which reduced R&D in the prior-year quarter. R&D as a percentage of revenue represented 12.1% in the fourth quarter compared to a 11.8% in the previous quarter and 10.2% in the prior year quarter.

Selling, general and administrative expenses were $10.9 million compared to $11.1 million in the previous quarter and $9.8 million in the prior year quarter. SG&A as a percentage of revenue represented 13% in the fourth quarter compared to 13.5% in the previous quarter and 13.2% in the prior year quarter.

Income from operations was $17 million or 20.3% of revenue. This compares to $16.2 million or 19.8% of revenue in the prior quarter and $15.3 million or 20.5% of revenue in the prior year quarter.

Turning to income taxes, our effective income tax rate for both the fourth quarter and the prior quarter was 29%. Our fourth quarter net income was $12 million or $0.25 per diluted share compared to third quarter net income of $11.5 million or $0.24 per diluted share and net income of $10.4 million or $0.22 per diluted share in the prior year quarter.

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M/A-COM Technology Solutions Holdings, Inc.	MTSI	Q4 2013 Earnings Call	Nov. 5, 2013
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The share count used to compute EPS was 48.5 million shares for the fourth quarter, 48.2 million shares for the third quarter, and 47.4 million shares in the fourth quarter of 2012.

Turning to the results for the fiscal year, revenues were $318.7 million compared to $302.2 million in fiscal 2012. The year-over-year increase of 5.5% was the result of higher demand in our automotive end market, partly offset by lower A&D and multi-market revenue with networks being approximately flat year-on-year.

Gross profit for fiscal 2013 was $142.6 million or 44.8% of revenue compared to $137.6 million or 45.5% of revenue in fiscal 2012. The primary driver of the 70 basis point decline in gross margin was a shift in product mix with higher sales of lower gross margin products in our automotive applications and lower sales of our higher gross margin products in A&D and multi-market.

Operating income for fiscal 2013 and for fiscal 2012 was $61.9 million or 19.4% and 20.5% respectively. Our effective income tax rate for fiscal 2013 was 27.4% and compares to 31.7% in fiscal 2012. As a reminder, the second quarter of fiscal 2013 included a one-time benefit related to the reinstatement of the U.S. Federal R&D tax credit in January 2013, which enabled us to recognize related tax credits arising from calendar year 2012.

Net income for fiscal 2013 was $44.9 million or $0.93 per diluted share on 48.1 million shares, and included a $0.02 per share benefit from the one-time tax credit. Net income in fiscal 2012 was $42.1 million or $0.94 per diluted share on 44.9 million shares.

Turning to the balance sheet, as of September 27, 2013, our cash and cash equivalents were $110.4 million. This represents an increase of $25.9 million from September 28, 2012. Cash flow from operations for the fourth quarter was $8.6 million, compared to $13.4 million in the third quarter and $9.1 million in the fourth quarter of 2012. Cash flow from operations for the fiscal 2013 was $49.4 million and for fiscal 2012 was $35.4 million.

During the quarter, we increased our revolving credit facility from $150 million to $300 million, which can be further increased by $125 million subject to certain conditions. Accounts receivable of $63 million compares to $55.2 million at the end of the prior quarter and $54.2 million at the end of the prior fiscal year.

Day sales outstanding represents 68 days compared to 61 days at the end of the prior quarter and 66 days at the end of the prior fiscal year. The DSO increase was largely driven by the timing of shipments within the quarter. Inventory was $54 million compared to $54.7 million in the prior quarter and $57.5 million in the prior fiscal year. Inventory churns were 3.4 compared to 3.3 in the prior quarter and 2.9 in the prior fiscal year quarter.

Capital expenditures were $5.1 million in the fourth quarter and $11.8 million or 3.7% of revenue for the full fiscal year. Depreciation expense on property and equipment for the fourth quarter was approximately $2.5 million.

Turning to our guidance, MACOM’s fiscal year 2014 is a 53-week year. We have elected to insert the additional week in our first fiscal quarter which ends January 3, 2014 in order to take advantage of the holiday season it what tends to be a period of slower activity in late December and early January.

We currently expect revenues to be in the range of $80 million to $85 million. Non-GAAP gross margin between 44% and 46% and non-GAAP earnings per diluted share between $0.23 and $0.26 on an expected 48.6 million shares outstanding.

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M/A-COM Technology Solutions Holdings, Inc.	MTSI	Q4 2013 Earnings Call	Nov. 5, 2013
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As of today, we have already shipped our presently firm booked for 84% of that midpoint of our revenue range.

I will now turn the call back over to John, who will provide further details on the quarter and the acquisition of Mindspeed.

John Croteau, President & Chief Executive Officer and Director

Thank you, Conrad. As Conrad pointed out, we had another solid quarter of taking share with more than 10% sequential growth in our catalog business driven primarily by sales in multimarket. Our renewed focus on our core catalog business has now resulted in four straight quarters of sequential revenue growth. Taking a closer look at our revenue by market, 26% of our fourth quarter revenue was from networks, 28% from aerospace and defense, 25% from automotive and 21% from multi-market. Multi-market was up 17%, and aerospace and defense was also up 2% this quarter, despite a challenging macroeconomic environment. Automotive played out exactly as expected, slightly down owing to 4th of July pull-ins into Q3 by Ford, which we had mentioned in last earnings call.

Revenue into the networks market was down 3% sequentially, driven by significant softening in our cable TV business. We saw a sizeable reductions in order intake which effected Q4 shipments and which we expect will continue through Q1. This was largely offset by 7% sequential revenue growth into wireless backhaul and more than 10% sequential growth in our Optoelectronics business. We continue to take share in wireless backhaul with major design wins for our eBay and power amplifies as well as with our 18 gigahertz and 23 gigahertz power amplifier portfolio.

Much like our peers, we’re also affected by year-end seasonal effects. We expect soft demand in fiscal Q1 driven by continued softness in cable TV. In addition we expect the temporary pause in radar shipments in Q1, with order backlog showing full recovery in Q2.

With that, I’d like to now talk about today’s big news. As Leanne mentioned, you can access the slide presentation on the Investor Relations section of our website as part of the webcast or as a PDF. As you may have read this evening we announced definitive agreement for the acquisition of Mindspeed Technologies based in Newport Beach, California. This move promises to be transformative for M/A-COM and is a major milestone in the company’s long history. The proposed transaction will not only reposition our company, further elevating us as a leading supplier of high performance RF and microwave solutions, but we believe it also redefines our small corner of the semiconductor industry and the competitive landscape for years to come. Our primary strategic interest in Mindspeed lies in the company’s high margin, high performance analog business. This acquisition will transform MACOM into a leading global provider of 100G article solutions and underscores our core growth strategy in the optical and networking markets.

Concurrent with our proposed acquisition, Mindspeed has an advanced discussions with the potential buyer for its wireless business, which plans to sell prior to the closing of our transaction. Mindspeed’s high performance analog portfolio consisting of market leading crosspoint switches, optical physical media devices and low power signal conditioners diversifies our business into the adjacent enterprise market and we both believe alliance perfectly with MACOMs business model. Operating gross margins approaching 70%, long product lifecycles and sticky customer relationships.

Targeted to close in December, we’ve entered into a definitive agreement to acquire Mindspeed for $5.05 per share and a cash tender offer. The transaction is valued at $271.7 million for Mindspeed’s $132 million in trailing 12 months revenue, excluding Mindspeed’s wireless business as well as non-recurring revenue and $23.9 million of cash equivalents as of September 27, 2013.

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M/A-COM Technology Solutions Holdings, Inc.	MTSI	Q4 2013 Earnings Call	Nov. 5, 2013
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It’s important to understand that the acquisition will be immediately accretive to our non-GAAP gross margin, operating margins and earnings per share in the first full quarter following the closing. With substantial expected synergies coming from corporate overhead, SG&A, and planned divestment or restructuring of non-performing businesses, we currently estimate the transaction will be between $0.15 and $0.20 accretive to our earnings per share in fiscal 2014, and between $0.25 and $0.30 accretive in fiscal 2015.

It may not be intuitively obvious to investors, but Mindspeed is highly complementary and compactable to MACOM and conserve as an accelerant to our gross strategy moving forward. They have a long and successful history and deep customer relationships servicing the communications industry. While you may know Mindspeed more of their communications processors, voice over IP, and more recently their AAAAs into wireless, the fact is that nearly half of their revenue comes from high performance analog products for high speed switching and signal conditioning in next generation network gear. That part of the business is fully complementary to our portfolio and fits perfectly in our model. Sticky value added products and technologies with gross margins approaching 70%.

Over the past year, you’ve heard me say that we will spend our M&A dollars to accelerate our growth strategy in 100G optical, and well, Mindspeed is a perfect fit. We believe their strong position with blue-chip communications customers aligns perfectly with our growth ambitions in optical as well as the broader enterprise and networking spaces. Within 100G, MACOM will become the only vendor addressing all segments, long haul metro and data centers with a complete portfolio of physical media devices, modulated drivers, [indiscernible] amplifiers and clocking data recovery circuits based on all requisite technologies, helium phosphate, gallium arsenide, silicon germanium, all of them.

Strategically, the acquisition makes MACOM a much deeper, much broader and more globally diversified force in our corner of the industry. Mindspeed silicon germanium-based capability will allow us to address new applications and additional system content in our core RF in microwave customers and applications. Mindspeed’s market position and strong presence in Asia-Pacific will allow MACOMs broaden our customer base and deepen our customer penetration in this critical part of the world going forward. To top it all off, we fully expect that the acquisition will be highly synergistic and immediately accretive to MACOMs gross margins, operating margins and earnings per share in the first quarter following the acquisition with what we think will be plenty of room for expansion along all fronts going forward.

Within the overall Mindspeed portfolio, our primary interest lies in the company’s high margin, high performance analog business as well as it’s mature release over IP business. These comprise more than 60% of revenues are highly profitable with 65% to 75% gross margins and have strong technology leadership positions in their respective product and market spaces. Mindspeed has got leadership positions and optical and physical media devices, cross-point switches, signal conditioners and voice over IP for enterprise applications. For this reason, we will adopt these businesses and guarantee them for if anything higher than previously anticipated growth and profitability.

Mindspeed also has a communications processor business, which currently does not align with MACOMs long-term strategic focus. Therefore, options for this business will be explored while continuing to support its customers. Finally, as mentioned earlier, concurrent with our proposed acquisition, Mindspeed is in advanced discussions with potential buyer for its wireless infrastructure business, which it plans to sell prior to closing. In the event, the wireless business does not sell, it will be restructured and wind down while continuing to support its customers.

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M/A-COM Technology Solutions Holdings, Inc.	MTSI	Q4 2013 Earnings Call	Nov. 5, 2013
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One benefit of this transaction will be to diversify our end-market exposure, the value of which has become evident over the past year. Adding a substantial new revenue stream in central office enterprise equipment, should help to weather proof our business, reducing exposure to capital spending fluctuations in any one market, whether it be wireless carrier CapEx, DOCSIS cable TV roll-outs or a lumpy radar programs as we’re seeing this quarter. Therefore, upon closing of this deal, we intend to report Mindspeed revenues in enterprise as our fifth end market.

Mindspeed has been thriving in the enterprise space for decades, dating back to its roots as Conexant and Rockwell Semiconductor. Their customer base is a veritable crucial list in various communication sectors, from telecommunications to video broadcast systems. Each of these industries is continually challenged to keep up with new demands for bandwidth, new applications and new usage models such as cloud computing, IPTV, video-on-demand, and 4K UHDTV video streams.

Applications for Mindspeed’s high-performance analog products include high-speed transport switching and signal conditioning and optical modules, line cards, switch cards, backplanes and system chassis. Mindspeed bodes technology in leadership with the industry’s fastest crosspoint switches, which play a vital role in managing network latency. Latency is a primary value driver in these markets and applications and a world of exponentially increasing data, density and numbers of connected devices.

As many of you know, who’ve been following M/A-COM, 100G optical is one of the growth drivers that we’ve identified for the company going forward. We are in the early stages of an anticipated decade long build out of 100G networks and infrastructure that’s extremely rich in high performance, high value semiconductor content from companies like M/A-COM.

To-date, we’ve established a leadership position for 100G modulated drivers that are used in long-haul applications. These products require compound semiconductor technologies like indium phosphide and gallium arsenide, which is right in our warehouse. We believe adding Mindspeed’s complementary silicon germanium products and technology will allow us to expand in several dimensions simultaneously. First, we intend to extend into adjacent metro data center and 100G Ethernet applications. So transmission distances less than 10 kilometers. These are some of the highest growth areas for 100G overall.

From our customers perspective, M/A-COM will be a clear vendor of choice with leading solutions across their breadth of applications and full scope of product requirements. This should enable M/A-COM to capitalize fully on the build out of 100G optical infrastructure worldwide. From a customer perspective, the merger of two strategic vendors of choice in their respective fields of expertise offers latent value.

Mindspeed like M/A-COM is viewed by their long-term customers as a strategic partner that delivers key technologies that enabled their own product roadmaps. I believe the combination of M/A-COM and Mindspeed will produce a totally different animal that no one from our RF and microwave industry or from the high performance analog world has been able to create. Combined, we think we can solve problems that no one else can address.

In addition, the opportunity to service Mindspeed’s unique customers and applications, with MACOM Technologies and products and vice versa can be transformative. I’ve already described the opportunity in the 100 G optical space. The same holds true for other high growth applications, like millimeter wave, satellite communications, and microwave [indiscernible] radars to name a few.

The combination of Mindspeed and MACOM will bring depth and breadth in what we expect to be significant upside to our growth aspirations. Dating back to our early days as microwave associates supplying magnetrons into the first microwave radar systems after World War II, MACOM’s roots lie

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M/A-COM Technology Solutions Holdings, Inc.	MTSI	Q4 2013 Earnings Call	Nov. 5, 2013
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in the U.S. Aerospace and Defense industry. We’ve certainly made progress expanding into commercial markets like cable TV, wireless backhaul, and optical infrastructure that are now sourced heavily out of China as well as Japan and Korea.

27% of our sales are now generated out of that region. By comparison, Mindspeed is light-years ahead of MACOM if you could part in the [indiscernible] 70% of Mindspeed sales come out of Asia-Pacific. For decades they’ve had a well-developed sales channel and deep customer relationships that can accelerate the penetration of MACOM’s RF microwave portfolio in that region. Again, this promises upside to our growth aspirations if this plays out as we hoped.

The same holds true from a technology perspective, Mindspeed brings along a highly complementary technology base, that effectively doubles our addressable market for MACOM’s core RF in microwave business. MACOM has traditionally serviced the highest performance part of the RF and microwave market, which we estimate to be about 25% of the overall $9.5 billion sum. That part shown here in blue requires the use of compound semiconductor technologies like gallium arsenide or gallium nitride and a broad catalog of standard functional products because it’s a highly fragmented market.

Mindspeed brings with it silicon-based technologies, notably silicon germanium that have evolved to similar performance levels and enable much higher degrees of integration and application specificity, that shown here in green. Applications that achieved greater scale and volume tend to play to the economic advantages of silicon germanium, that is low unit cost at the expense of high development expense.

With the potential acquisition of Mindspeed, MACOM will become the first RF microwave vendor that can service customers, markets, and applications with truly world-class capabilities from gallium arsenide and gallium nitride to silicon germanium. The upside potential to our growth plans is again very substantial. That brings us to our combined financial model going forward, the best part yet.

If you look at the last 12 months performance for Mindspeed, alongside MACOM, excluding Mindspeed’s Wireless business and non-recurring revenue, it adds $132 million of revenue at 63% gross margin. This would yield a blended LTM adjusted gross margin of 50% for the combined entity. We see plenty of room for further margin expansion depending on strategic decisions and MACOM’s gross margin progression as already planned.

Taking into account synergies, mostly in corporate overhead SG&A and underperforming businesses, we believe we can improve operating margins for the combined entity minimally by 400 basis points. For that reason, you can see why we’re excited about the accretive nature of this transaction in all respects; gross margin, operating margins, as well as earnings per share.

In summary, I’m personally excited in fact thrilled to bring home this transaction to make on stakeholders. It’s transformative in so many ways, bringing depth as well as breadth for the MACOM portfolio technologically, geographically and bulking up in our target markets. We will be positioned to become a supplier of choice for N 100G with leadership positions across long-haul, metro and data center applications and covering the full scope of physical media requirements. We did not capitalize fully on the decade-long build out of 100G optical infrastructure worldwide.

To top it all off, we believe the transaction will be highly accretive to gross margins, operating margins and EPS within the first quarter after closing. We have identified strong synergy potential, which we plan to execute too within the first 100 days of the combined company.

Thanks everyone for listening. I will now open the call for questions. Operator?

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M/A-COM Technology Solutions Holdings, Inc.	MTSI	Q4 2013 Earnings Call	Nov. 5, 2013
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■	QUESTION AND ANSWER SECTION

Operator: Sure. Thanks, sir. [Operator Instructions] And it looks like our first questioner in queue will come from the line of Mark Delaney with Goldman Sachs. Please go ahead. Your line is now open.

<Q – Mark Delaney>: Thanks very much for taking the question and congratulations on announcing the deal.

<A>: Thanks Mark.

<Q – Mark Delaney>: I was hoping you guys could help us first understand, as you think about integrating Mindspeed, what can the top line of the Mindspeed portfolio be going forward. I think maybe from the different buckets even within areas that you want to keep like voice over IP. I believe there are may be some different growth rates with them tied to very high growth areas, maybe some products that aren’t growing quite as faster than Mindspeed, you can maybe address and then holistically how we should think about the growth rate going forward?

<A>: Sure. So again the two areas that we are really focused are the high performance analog piece and the voice over IP piece. Voice over IP is actually a matured business for Mindspeed. It’s in cash kind of state and I think it has a long tail to go, so that is not going to grow. It will decline, but over an extended period. The high performance analog piece, I think has a lot of room for growth. They have demonstrated growth consistently over recent years. Our ambition would be actually to carrying feed for them to accelerate that growth. They have a lot of very interesting design wins and applications that have not yet seen the light of day in addition to the strong position that they already have. So I think the starting point with the $132 million of the trailing 12-month revenues is really just the starting point.

<Q – Mark Delaney>: Okay. That’s very helpful. And then just within the synergies that you guys are talking about, could you just help us understand where exactly your assumptions on synergies are coming from. Yeah, it wasn’t completely clear to me since I know on the communications process or business which you may eventually guide that margins – gross margins that are lower, so I’m just trying to understand where between COGS and OpEx where the synergies are coming out of?

<A>: Sure. So I suggest thinking about three ways. First and most obvious one is corporate overhead. We have the opportunity to consolidate two public companies into one, that is quite substantial. SG&A is another area, there is a large opportunity to consolidate our respective SG&A expense rates and then the underperforming businesses, the obvious one wireless on a path to rapid divestiture. We had hoped that we would actually be public with the buyer at the announcement of the definitive agreement here, but it’s, it should close before we close on our transaction. And then the other area in the communications processor business is a nice business for them. It just doesn’t fit as well with us. When you look at wireless and comps processor that has been a very intense area of investment, which at the end of the day doesn’t make sense for us to continue and when you pull those off, which you will find is very very strong opportunity for synergies between the two companies. I am reluctant to quantify those, but I think you can see those cooked into the bottom line of our EPS accretion targets.

<Q – Mark Delaney>: Great. Thank you, and good luck. Thank you very much.

Operator: Thank you Mr. [indiscernible]. Our next question will come from the line of Harlan Sur with JPMorgan. Please go ahead. Your line is open.

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M/A-COM Technology Solutions Holdings, Inc.	MTSI	Q4 2013 Earnings Call	Nov. 5, 2013
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<Q – Harlan Sur>: Hi. Good afternoon and congratulations on the announced acquisition. Mindspeed HPA segment certainly appears to be a great compliment to your products in the end market focus. If I look at some sort of an installed infrastructure corporate culture perspective, things like technology development, design methodology, go to market, customer engagement perspective, how similar or dissimilar are they from MACOM and do you anticipate much work in integrating both companies?

<A>: Actually, a very insightful question Harlan. From a engineering standpoint, I don’t think there is much room for integration or the design methodologies that they use for the silicon-based products they do which are much higher integration levels of integration than MACOM has traditionally done. That’s pretty much a bolt-on with the business unit intact, and I don’t think there’s any need or desire to integrate that. From a sales and operations standpoint, I think there is enormous room for best practices.

We have a cultural belief that best athletes and best practices roll the day, and I think what we’re going to find as we dig in, in fact, the early indications through the management meetings, is that there’s plenty of best practices that I think will bring M/A-COM to the next level. And from an operational standpoint, I think early indications are that some of the operational focus that has been applied at M/A-COM in the years since John Ocampo buyout, can actually improve COGS, operational efficiencies. So, I think there is, I’ll try to get it through the talk here, lots of run way for further improvements on all fronts.

<Q – Harlan Sur>: Okay. Great, good to hear. And then, does the trailing 12 months revenue and gross margin profile of the combined company, I think that you guys said $451 million and 50% respectively include the comps possess a business of Mindspeed, because your commentary seems to indicate that you’re going to look for strategic options for the segment as well, and those are $0.15 to $0.20 accretion next year include the contribution from the comps processor business?

<A>: So if we find a nice home for the comps processor business, gross margin will be more accretive, that tends to be the lower end of their gross margin range. And the accretion scenarios on the earnings per share, without the expense of the EPS accretion, but the numbers that we quoted are actually worse cases assuming that we find a buyer.

<Q – Harlan Sur>: And if you – let’s say that, you find that there are no strategic options for the comps processor business, does the M/A-COM team just lined it’s business down over time?

<A>: Yeah. I think there is a long runway. First of all, let me say, I believe there is extremely high likelihood that there are some very interested buyers. We’ll know that probably before closing and I’d hope to be able to communicate some action on that even before our closing. But — in this scenario – in the unlikely scenario whether isn’t a buyer, we just need to fully support customers through the life of their programs in our operations model including the synergies. It’s based upon supporting customers through their production lives. So it’s like I said, I mean if anything that’s more accretion from an EPS standpoint, it’s just its cleaner for all stakeholders if we find a nice hope.

<Q – Harlan Sur>: Okay. Just my final question. So Mindspeed clearly had a leadership role in networking enterprise and datacenter within their HPC and [indiscernible]. Can you just give us a sense how big this end market is as a percent of their total HPA business. Is it 80% is networking and data center is it 70%. Any color there would be great?

<A>: I genuinely apologize. I can’t speak to the size of their SAMS yet. I need to get the business in before I can speak knowledgably about that.

<Q – Harlan Sur>: Okay. Great. Thank you.

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M/A-COM Technology Solutions Holdings, Inc.	MTSI	Q4 2013 Earnings Call	Nov. 5, 2013
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<A>: You’re welcome.

Operator: Thank you, sir. Our next phone question will come from Tore Svanberg with Stifel. Please go ahead. Your line is open.

<Q – Tore Svanberg>: Congratulations on the announcement. First question is on technology. John, I was hoping you could talk a little bit about manufacturing that is obviously getting now more into the silicon germanium markets. I assume that’s nothing where you can potentially install in your on-fab, but help me understand a little bit how the manufacturing is going to look like for the combined entity.

<A>: Yeah, I don’t anticipate any meaningful changes to the Mindspeed supply chain. They have a long and they are close cousins with the TowerJazz operation based upon their common roots in Conexant. That is a fabulous relationship as I understand it and I don’t anticipate any need from that supply chain standpoint to change. We have identified some conceptual efficiencies that we can get in terms of package vendors over in Asia. But it certainly as you point out, not something that we would – this type of business is not the type of business that you want to support from a internal supply standpoint on either frontend or backend.

<Q – Tore Svanberg>: I know it’s still early days here, but is the longer-term goal potentially to start adding both for the technologies and to perhaps module type solutions and subsystems. Because I’m just trying to think longer-term adding RFs together with silicon, is that something your customers are asking more and more about?

<A>: Absolutely, in fact, we have some really, really exciting customer wins already with combined silicon germanium, gallium arsenide solutions. In some cases, the package together in modules and other cases as chipset solutions. I had hoped that I would have one of those very exciting customers public before this call, but to be honest, this deal took all of our bandwidth over the past month or two. But the direct leverage and synergy of putting together those kind of solutions is where we really think in our core business of RF and microwave applications, whether it be satellite communications, whether it’d be radar systems, the opportunity for cross leverage having the full boat of technologies from GaAs, GaN, Si all in the bag of tricks can really elevate us to a different level in the industry.

<Q – Tore Svanberg>: Very good. One last question. I don’t want to sort of necessarily getaway from the acquisition announcement, but on your earnings report, you talked about an inventory correction in cable TV, could you just elaborate a little bit more on that. It sounds like that’s going to continue in the December quarter, but any more details you can share with us would be helpful? Thanks.

<A>: Yeah. So about mid quarter we saw a precipitous decline in order intake in this in the cable TV area. Our biggest customer order rates dropped in half and it wasn’t just one customer or it’s across the broad. I point to if you look at some things other people are announcing in the industry as some people use Entropic as kind of a reference point. And this area Entropic announced at their last call, 20% sequential decline. Cisco in their last earnings call announced that 40% sequential decline in set-up box shipments. It’s that kind of dramatic drop that we saw. It impacted our revenue in that part of our business by 13% down quarter on quarter, so it’s not insignificant and that was only part of the quarter. So we think it’s really going to be tough road to hold for the next 90 days. By the way, we speculate that this has to do with transitions in the [indiscernible] 3.1 spec was announced I think last week, it was released and it maybe that we are dealing with transition set-up boxes, which I would suspect might extend more than one quarter. Not sure, but I don’t think we’re in this alone by any means.

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<Q – Tore Svanberg>: That is very helpful. Thank you, John and again congratulations on the acquisition announcement.

<A>: Thank you very much.

Operator: Thank you, sir. [Operator Instructions] And our next phone question will come from Steve Smigie with Raymond James. Please go ahead, your line is now open.

<Q – Steve Smigie>: Great. Thanks a lot. And I would make congratulations on the deal here. If I look at my Mindspeed model here, and look at their high performance analog business, and so we have a decent amount of growth built in going to 2014 for the HPA, [indiscernible] data recovery cross point switches stuff like that was pretty exciting going into the future. But already assuming the CCP business drops pretty meaningfully into next year, obviously, that curious some of those stuffs that you’re not interested in. Can you talk a little bit about how we should think about the opportunity on the CCP side. Is there a stuff that you just kind of walk away from. And I really have some decline built in there. So, would – what happens there just of sort of be a natural drop in that revenue or you’re going to take sort of aggressive action to sort of cut some of that potential revenue there from the stuffs that you don’t want to deal with within that CCP business?

<A>: Yeah, I think, Steve, it’s too early for me to be commenting about how we’re going to manage subsets of the HPA portfolio on a go-forward basis. I can tell you in aggregate with all the puts and takes with any business including theirs, they’re predicting growth this year and really healthy growth within that segment. So, I’m not sure if, even if I could answer the question knowledgably, I think it would be inappropriate for me do so.

<Q – Steve Smigie>: Right. The HPA, I agree. I was more just on the other business that it’s outside of the voice over IP, there were parts that you were not interested in and I was just wondering are you guys going to sort of actively walk away from revenue stuff that you don’t want, it’s really kind of where the question is coming or do you just let it drift down naturally?

<A>: I’m sorry. I understood CPC, you mean CPE. Okay. Yeah, on the communications processors, no, it’s not an issue under any circumstance of walking away from revenue. Absolutely supporting all customers and very strong design wins I mean that’s the strength of Mindspeed for many, many years. And it’s not about actively shutting down healthy businesses. Our comments about pursuing strategic options is all about the fact that, I mean, to be blunt, M/A-COM is not a communications processor company by background, he HPA business fits from a financial model standpoint, from an overall solutions standpoint far more adjacent and I think there are wonderful places where the CPE business can thrive. But in the event that it stays in our portfolio, there is no need to be extreme or religious in any respect. I think it’s all about continuing to generate revenues in that space as long as possible and perhaps a very healthy life like the voice over IP business.

<Q – Steve Smigie>: Okay, great. And just Conrad, if I could ask – I think you’ve mentioned your are sticking an extra weekend and I just was curious, I’m sorry I heard you correctly, is that in this calendar fourth quarter that we see that extra week?

<A – Conrad Gagnon – M/A-COM Technology Solutions Holdings, Inc.>: That’s correct, Steve. This year our year-end – Friday closes to the end of September this coming year happens to be a 53 week year and we had to select quarter to have that extra weekend. So we opted with the December quarter because it’s light in the market. It’s the holidays both Christmas and New Year’s fallen midweek at the Wednesday. And it just seemed appropriate given the demand and supporting our customers that we could take that 14th week and not really impact anything dramatically.

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<Q – Steve Smigie>: Right. So, in terms of thinking about that, [indiscernible] okay, extra weeks at 7% or something like that, but because of the holiday, is it fair to think that maybe on a revenue side, it’s only like 4% or 5% as compared to sort of typical seasonal norms?

<A>: Yeah. I would say it’s – you’ve to be cautious because whether it’s the 6% or 7% or 4%. Both from a supply as well as demand standpoint, we see that last week of the year typically very soft. And because as Conrad said both holidays fall in the middle of the week. Our 13th and 14th week will be Christmas week and then New Year’s week. So, we’re concerned both – frankly as much from supply of our vendors as well as the demand for a customer standpoint. The other thing that gives us the opportunity to do is to manage OpEx back to a 13-week equivalent. So, I think that’s – it’s fortuitous the way the holidays has fallen two Wednesdays, midweek this year.

<Q – Steve Smigie>: Right. That makes sense. And not to ignore MACOM completely here given the excitement about the acquisition, but I was wondering if you could talk a little bit about the aerospace business in about airbase radar, so, obviously, I know, short-term maybe a little bit bump, but more importantly, can you talk about how significant the airbase radar is relative to the overall aerospace and defense business, is it 50% of that business? And should we think about that as air based is the more significant portion of radar so, obviously you talked about doing like seaborne radar, but I have to imagine that the airbase is most significant portion too?

<A – John Croteau – M/A-COM Technology Solutions Holdings, Inc.>: Yeah, I would say, the majority of our radar business today is actually not airborne, it’s ground base, it’s air traffic control, weather radar and such. It’s not – the airborne radar, I think, you may be referring to as the stuff that we announced last quarter with Northrop Grumman. And I would say radar is heavily driven by power transistors today. We actually have for next generation power transistors and core chips for expand AEs or radar systems. So, it’s going to be a very, very nice growth business for us, for decades to come.

But I would say the way to think about our aerospace and defense business today is it’s very heavily catalog products, a very broad-based of customers and applications. And I think that maybe the reason why as we focus back on that core business, we continue to be able to demonstrate growth. Again, 2% sequential growth again this quarter on the back of catalog sales that over 10% up. So, it’s not so much applications specific radar in that part of the portfolio today.

<Q – Steve Smigie>: Okay. If I could sneak one more and just, because catalogs, obviously, doing like capturing share, their reinvigorating that business. How much of the business mix these days is say catalogs versus, obviously, if auto that’s now and MMICs has now? So, how much of the mix is catalog that seems to be seeing above normal growth?

<A – John Croteau – M/A-COM Technology Solutions Holdings, Inc.>: Yeah. I’d say, in previous quarters, I didn’t do the calculation maybe someone will do it while we’re talking here, but it’s been about half of our business over previous quarters and it’s probably a slightly above half. Because we continue ,in light of some of these headwinds, like the cable TV is a great example at this time. We grew over 10% in the catalog business this time. So we grew a few percent in total, over 10% in the catalog stuff. So it’s – it’s a testament, I just love these catalog franchises. Its weatherproof, tends to be weatherproof, if you focus on it, its a core strength of ours.

So I think we’re – we’re doing a good job, extracting growth where in aggregate the market is not growing. So it’s something I’m actually quite proud of to be honest.

<Q – Steve Smigie>: Okay. Great. Thanks very much.

<A – John Croteau – M/A-COM Technology Solutions Holdings, Inc.>: You’re welcome.

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Operator: Thank you, sir. Our next phone question will come from Richard Sewell with Stephens. Please go ahead, your line is open.

<Q – Richard Sewell>: This is Richard in for Harsh. Congratulations on the acquisition. I guess starting with the VoIP business from Mindspeed. You mentioned that it’s a matured market and declining. Can you give us any color on the kind of the trajectory that you’re looking at on this decline?

<A – John Croteau – M/A-COM Technology Solutions Holdings, Inc.>: Yeah. I should be cautious about any kind of forward-looking statements on Mindspeed’s business. Again, we are only at definitive agreement, maybe at closing we can help shape some of those models.

<Q – Richard Sewell>: Okay. Fair enough and then for my follow-up, looking at your go-to-market strategy, are there any changes as Mindspeed generates a large percentage of revenues from Asia, of course MACOM that historically has had a lot of a – a bigger percentage from the Americas?

<A – John Croteau – M/A-COM Technology Solutions Holdings, Inc.>: Yeah. I think this is one of the very, – very large linked into opportunities with us. I mean you look at it from an accretion standpoint, just from the last 12 month basis, adding the synergies. It’s a sweet deal to be honest, but where I get thrilled about this is the synergy on the technology front with the silicon germanium components and the Asian sales force. As we all know, especially the networks market as opposed to aerospace and defense for instance is – and the enterprise sector are all very heavily sourced out of Asia.

My experience coming into the company a year ago is our sales channel is still in early stages of development where theirs is very mature. I think the opportunity to address some of those core blue chip customers in that region just goes up by an order or magnitude. And the ability to then leverage that broader sales footprint into the broader customer base goes up dramatically as well.

So I’m very much looking to the soft synergies, the hard synergies in terms of OpEx, we’ve got clear line of sight, we’ll execute too in the next 100 days, but the soft synergies on the upside potential is where this thing gets really exciting.

<Q – Richard Sewell>: Great. And then if I can sneak in one last one, catalog has done well over the last few quarters. Do you expect the strength to continue in the December quarter or what are the puts and takes there?

<A>: Yeah, I think it is definitely going to continue to do well. How well it continues to surprise us quite frankly, if the cable TV business didn’t fade in the past quarter dropping, we would have been right up at the top end of guidance on the back half of the catalog business. It’s hard to predict the future all time in terms of broad based businesses. And frankly, the headwinds with the cable stuff are just really difficult this quarter to offset. But I’m confident that quarter-by-quarter we continue to find new customers, new business. We have reinvigorated our broad-based distribution channel with dramatic increase as percentage wise, leveraging that broad customer base. So, I am bullish, but it’s hard to quantify.

<Q – Richard Sewell>: Great. Good luck guys.

<A>: Thank you very much.

Operator: Thank you, sir. And presenters, at this time, I am showing no additional phone questions in the queue. I would like to turn the program back over to Mr. Croteau for any additional or closing remarks.

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John Croteau, President & Chief Executive Officer and Director

Very good. Thank you. In summary, I am very pleased with our continued execution as represented by our four consecutive quarters of revenue growth despite the challenging macroeconomic environment. In addition, our proposed acquisition of Mindspeed further underscores our growth strategy in the commercial communications market and transforms MACOM into a global leader of 100G optical solutions. As we look to fiscal 2014, we remain focused on executing our growth strategy and expanding margins while further leveraging our operational efficiencies and capitalizing on the expected synergies from the acquisition.

Lastly, Conrad and I plan to be on the road in the coming months meeting with investors, so please be sure to contact us if you would like to arrange a meeting. I would like to thank everyone again for joining us today in the call, and I look forward to reporting our continued progress next quarter. Operator, you may now disconnect the call.

Operator: Understood, sir. And thank you, presenters and thank you, ladies and gentlemen. Again, this does conclude today’s call. Thank you for your participation and have a wonderful day. Attendees, you may now all disconnect.

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